UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-278392).

Other Events

June 2026 Annual Shareholders’ Meeting

On June 29, 2026, Genenta Science S.p.A. (the “Company”) held its Annual Ordinary Shareholders’ Meeting (the “Shareholders’ Meeting”) in virtual meeting format. At the Shareholders’ Meeting, the Company’s shareholders approved the following:

●	The statutory financial statements for the year ended December 31, 2025, audited by Revicom S.r.l.

●	The appointment of five (5) directors to the Company’s Board of Directors (the “Board”), according to the Company’s bylaws, with four (4) directors appointed from the prevailing List 1, and one (1) director (Dr. Palmisano) appointed from List 2, effective as of June 29, 2026:

●	Pierluigi Paracchi. Mr. Paracchi is the Company’s Co-founder, Chief Executive Officer, and General Manager, and has been such since the Company’s inception. He was re-appointed Chairman of the Board at the Shareholders’ Meeting. Mr. Paracchi is also the Chairman of Praexidia Foundation and Praexidia Industrie Strategiche, Moderator of the National Working Table for the Internationalization of Biotechnology Sector, promoted by the Foreign Ministry. He is a Board Member of ATC, and a Member of the Board of Guarantors of the Italian Academy at Columbia University, NY. Previously, as a venture capitalist, he was Founder & CEO of Quantica SGR, Co-Founder of Axòn Capital, and Venture Consultant at Sofinnova Partners, achieving over $400 million in exits and raising more than $200 million in venture funding.

●	Francesco Dagnino is Managing Partner at LEXIA, an independent Italian law firm with offices in Milan, Rome, and Palermo, where he specializes in M&A, private equity, venture capital, and capital markets. He holds a Ph.D. in Company and Financial Market Law from the University of Bologna, an LLM in Corporation Law from New York University School of Law as a Fulbright Scholar, and a degree in law (cum laude) from the University of Palermo.

●	Miguel Maria Mutti is a senior executive with over 25 years of international experience in the pharmaceutical and investment banking sectors. He has a proven track record in corporate and business development, M&A, licensing, and general management, having led major growth, restructuring, and integration projects across Europe, Latin America, and Asia. Currently, he serves as Managing Partner at Sinergetica Healthcare, a strategic consulting and investment firm focused on pharma, biotech, and medtech. Before that, he held senior leadership roles at Lupin Limited, Grünenthal GmbH, Chemo Group, and Citigroup. Mr. Mutti combines strategic vision, financial expertise, and hands-on operational leadership, supported by an MBA from ISTUD and executive training at INSEAD. He is fluent in Italian, Spanish, and English.

●	Armon R. Sharei, Ph.D., is the founder and CEO of Portal Bio and formerly the CEO and founder of SQZ Biotechnologies (NYSE: SQZ), where he led the company from invention to post-IPO with over $300 million in equity financing, a $1 billion collaboration with Roche, and three clinical trials. He graduated from Stanford University and received his Ph.D. at Massachusetts Institute of Technology and his Post-Doctoral at Harvard Medical School.

●	Riccardo Palmisano, M.D., holds a degree in Medicine from the University of Parma, and is a manager with over 35 years of experience in the pharmaceutical and biotech sectors, with strong training in marketing, management, finance, and organization (SDA Bocconi). He is the former CEO of MolMed (now AGC Biologics, 2015-2020) and former VP/General Manager Italy of Genzyme, with senior roles at GSK, Shire, Menarini, and Farmitalia Carlo Erba. He was President of Assobiotec (2016-2022). Currently, he is a Senior Advisor to private equity funds Triton and Quadrivio, Chairman of Biotec Italia, and an advisor in the healthcare and the life science space.

●	The term of office of the newly appointed directors is three years, and the aggregate annual directors’ compensation is €165,000, to be allocated among the directors by the Board; the Board has the power to determine any additional compensation for directors holding special offices pursuant to Article 2389, paragraph 3, of the Italian Civil Code.

●	The authorization for the purchase and disposal of treasury shares (azioni proprie) pursuant to Articles 2357 and 2357-ter of the Italian Civil Code, for a period of eighteen months, up to a maximum of 30% of the share capital and in accordance with the terms and conditions provided in the illustrative report of the Board.

The Extraordinary Shareholders’ Meeting, which was scheduled to follow the Ordinary Shareholders’ Meeting with an agenda including the proposed change of the Company’s corporate name from Genenta Science S.p.A. to Saentra Forge S.p.A., delegation to the Board of Directors to increase the share capital pursuant to Articles 2443 and 2420-ter of the Italian Civil Code, and a share reverse split, was adjourned to July 29, 2026 at 5:00 p.m. CET in first call and July 30, 2026 at 5:00 p.m. CET in second call (exclusively by teleconference), to allow additional time for further constructive engagement among shareholders regarding the Company’s strategic transition and the related matters on the agenda of the Extraordinary Shareholders’ Meeting. The record date continues to remain the same for determining the shareholders eligible to vote at the adjourned Extraordinary Shareholders’ Meeting.

Closing of Transaction with Sòphia High Tech

As previously disclosed in the Company’s Reports on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2026 and April 23, 2026, Genenta Science S.p.A. (the “Company”) entered into a Share Purchase and Investment Agreement (the “Agreement”) on April 22, 2026, with Caraviello S.r.l., Sansone S.r.l., ACS Aircraft Solutions S.r.l., and Domenico Borrelli, to acquire a majority equity ownership in Sòphia High Tech S.r.l. (“Sòphia HT”). As previously disclosed, the completion of the transaction contemplated by the Agreement was subject to the satisfaction of certain closing conditions, including authorization by the Presidency of the Council of Ministers of the Republic of Italy pursuant to the Italian “Golden Power” legislation.

The Company announced that the required authorization under the Italian Golden Power legislation has been obtained and that, following the satisfaction of all applicable closing conditions, the transaction has been completed through the execution of the closing documentation before an Italian notary.

The terms of the transaction are substantially as described in the Company’s Report on Form 6-K furnished to the SEC on April 23, 2026.

Forward-Looking Statements

This Report on Form 6-K (this “Report”) contains forward-looking statements that involve risks and uncertainties. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report. The Company does not intend to revise or update any forward-looking statement in this Report as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

	By:	/s/ Pierluigi Paracchi
	Name:	Pierluigi Paracchi
	Title:	Chief Executive Officer

Dated: July 1, 2026